                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                                 Powertel, Inc.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   45844L 10 8
                                -----------------
                                 (CUSIP Number)

                                 Maire Laitinen
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01
                                   -----------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Richard M. Stolbach, Esq.
                                Patton Boggs LLP
                                2550 M Street, NW
                              Washington, DC 20037
                                 (202) 457-6000

                                JANUARY 31, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes to Schedule 13D).

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--------------------------------------------------------------------------------
CUSIP No. 45844L 10 8            SCHEDULE 13D                 Page 2 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sonera Corporation

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Finland

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
      NUMBER OF

      SHARES                                6,367,721
                                    --------------------------------------------
      BENEFICIALLY                  8)      SHARED VOTING POWER

      OWNED BY                              0
                                    --------------------------------------------
      EACH                          9)      SOLE DISPOSITIVE POWER

      REPORTING                             6,367,721
                                    --------------------------------------------
      PERSON                        10)     SHARED DISPOSITIVE POWER

      WITH                                  0
                                    --------------------------------------------


--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,367,721
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.6%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45844L 10 8              SCHEDULE 13D               Page 3 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sonera Holding B.V.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) / /
                                                                    (b) / /

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands


--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
       NUMBER OF

       SHARES                               1,740,947
                                    --------------------------------------------
       BENEFICIALLY                 8)      SHARED VOTING POWER

       OWNED BY                             0
                                    --------------------------------------------
       EACH                         9)      SOLE DISPOSITIVE POWER

       REPORTING                            1,740,947
                                    --------------------------------------------
       PERSON                       10)     SHARED DISPOSITIVE POWER

       WITH                                 0
                                    --------------------------------------------


--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,740,947
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.5%
--------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 POWERTEL, INC.

         Sonera Corporation (the "Reporting Person" or "Sonera") hereby amends the Schedule 13D filed on January 5, 2000 and amended on September 29, 2000 which relates to the common stock of Powertel, Inc. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D as originally filed.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Sonera Corporation, a Finnish limited liability company ("Sonera") and its wholly owned subsidiary Sonera Holding B.V. ("Sonera B.V."). The members of the supervisory board of Sonera, and their principal occupation or employment, are:

                  NAME                                   PRINCIPAL OCCUPATION
        Pauli Saapunki, chairman..................       Member of Parliament
        Pirjo-Riitta Antvuori, vice chairman......       Member of Parliament
        Liisa Hyssala.............................       Member of Parliament
        Olavi Tonteri.............................       Colonel, Finnish Defense Forces
        Leenamaija Otala..........................       Docent, Pro Competence Oy
        Tuomas Harpf..............................       Managing Director, Suomen Viestintarahoitus Oy
        Arja Alho.................................       Master of Political Science
        Reino Ojala...............................       Special Advisor
        Helena Vartiainen.........................       Chairman of City Council
        Tarja Cronberg............................       Executive Director, Council of North Karelia region
        Tapio Hintikka............................       President and CEO, Oyj Hackman Abp
        Raimo Kantola.............................       Professor, Helisinki University of Technology
        Tarmo Eskola .............................       IT Director, UPM-Kymmene Corporation
        Ritva Rastimo.............................       Managing Director, Espoo Chamber of Commerce
        Max Mickelsson............................       Secretary General for the Parliamentary Group of the
                                                         National Coalition Party
        Erik Lindfors.............................       Secretary, Metal Workers' Union
        Max Arhippainen...........................       Senior Economist, Pellervo Economic Research Institute
        Bjarne Kallis.............................       Member of Parliament
        Mauri Salo................................       Member of Parliament
        Lasse Viren...............................       Member of Parliament

         The members of the board of directors of Sonera and their principal occupation or employment are:

        Markku Talonen............................       Chairman
        Liisa Joronen.............................       Vice Chairman
        Kalevi Alestalo...........................       Director
        Reijo Sulonen.............................       Director
        Jussi Lansio..............................       Director
        Tapio Vaahtokivi..........................       Director, employee representative
        Kari Vilkman..............................       Director, employee representative


         MARKKU TALONEN has been the chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was the chairman of the board of directors of PT Finland.

         LIISA JORONEN has been the vice chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. In addition, Ms. Joronen is the chairman of the board of directors of SOL Corporation and a member of the supervisory boards of Merita Bank plc and llmarinen Mutual Pension Insurance Company.

         KALEVI ALESTALO has been a member of the board of directors of the Sonera since 1998. Mr. Alestalo is the consultant counselor of the Ministry of Transport and Communications.

         REIJO SULONEN has been a member of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. Mr. Sulonen serves as a professor at the Helsinki University of Technology. In addition, he is a member of the Boards of Directors of a number of Finnish information and other technology related companies.

         JUSSI LANSIO has been a member of the board of directors of Sonera since March 2000. Mr. Lansio is the managing director of Oyj Hartwall Abp.

         TAPIO VAAHTOKIVI has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of Telecommunications Union, a labor union for telecommunications employees.

         KARI VILKMAN has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland.

         The executive officers of Sonera are:

        Kaj-Erik Relander.........................       President and chief executive officer
        Aimo Eloholma.............................       Executive vice president
        Juha Varelius.............................       Executive vice president
        Kim Ignatius..............................       Executive vice president
        Harri Hollmen.............................       Executive vice president
        Jari Jaakkola.............................       Executive vice president


         KAJ-ERIK RELANDER is the president and chief executive officer of Sonera and previously served as Sonera's deputy chief executive officer. Prior to joining Sonera in 1994, Mr. Relander worked for SITRA, a Finnish private equity fund.

         AIMO ELOHOLMA is the executive vice president of Sonera responsible for telecom operations. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation, including data communications, business development and sales and marketing.

         JUHA VARELIUS is the executive vice president of Sonera responsible for Sonera services and mobile operations in the Mobile and Media business area. Mr. Varelius joined Sonera in 1993. Prior to joining Sonera, Mr. Varelius worked for KPMG Wideri Oy.

         KIM IGNATIUS is the execuitve vice president and chief financial officer of Sonera. Prior to joining Sonera on April 1, 2000, Mr. Ignatius worked for Tamro Group, a Nordic company distributing pharmaceuticals, and marketing and distributing medical and laboratory equipment and supplies.

         HARRI HOLLMEN is the executive vice president of Sonera responsible for Sonera international mobile operations and Sonera plaza, an online service provider. Prior to joining Sonera on April 10, 2000, Mr. Hollmen worked for Leonia Group, a Finnish bank.

         JARI JAAKKOLA is the execuitve vice president of Sonera responsible for Corporate Communications & IR. Prior to joining Sonera on August 1997 Mr. Jaakkola worked for Metsa-Serla Corporation, Kauppamainos Bozell Advertising Agency and Rauma-Repola Corporation.

         (b), (c) and (f) The address of Sonera and its supervisors, directors and executive officers is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland. Sonera is a limited liability company organized under the laws of the Republic of Finland. Each supervisor, director and executive officer of Sonera is a citizen of the Republic of Finland. Sonera's principal business is telecommunications.

         The address of Sonera B.V. and its directors and executive officers is Rivium Quadrant 58, [2909 LC] Cabelle aan den IJssel, the Netherlands. Sonera B.V. is a limited liability company organized under the laws of the Netherlands. The managing directors of Sonera B.V. are Jacques Andre Martin Bruins Slott (a citizen of the Netherlands), Maire Laitinen

(a citizen of the Republic of Finland), and Reetta-Leena Rossi-Luck (a citizen of the Republic of Finland). Sonera B.V.'s principal business is telecommunications.

         (d) and (e) During the past five years, none of Sonera, Sonera B.V. or their supervisors, directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

         The source of funds used by Sonera to purchase the securities of Powertel, Inc. ("Powertel") was working capital. The amount of funds used by Sonera to purchase the securities pursuant to the Sonera Stock Purchase Agreement (as defined below) was approximately U.S.$125 million.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         Item 5 of the Schedule 13D as originally filed is hereby amended by removing the prior disclosure and replacing it with the following:

         (a) Sonera is the beneficial owner of 6,367,721 shares (17.6%) of Common Stock. Sonera owns 100,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company, each of which was originally convertible at the option of the holder at any time after June 28, 1998 into 45.4545 shares of Common Stock subject to upward adjustment to mitigate dilutive effects of certain transactions engaged in by the Company as set forth in the Certificate of Designations which created the Series A Convertible Preferred Stock. As of January 31, 2001, the 100,000 shares of Series A Convertible Preferred Stock were convertible, in the aggregate, into 4,626,774 shares of Common Stock subject to further upward adjustment as described above. On January 31, 2001, Sonera B.V. acquired 1,740,947 shares of Common Stock pursuant to the Sonera Stock Purchase Agreement (as defined below). In addition, Sonera may acquire an additional 1,044,568 shares of Powertel's common stock after October 1, 2001, pursuant to the Sonera Put Agreement (as defined below)

         The number of shares beneficially owned by Sonera and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act. There were 31,464,385 shares of Common Stock of Powertel's outstanding as of November 10, 2000 as reported in Powertel's amendment to its Quarterly Report on Form 10-Q.

         (b) Sonera B.V. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 6,367,721of Common Shares beneficially owned by it. Sonera B.V. is the wholly owned subsidiary of Sonera.

         (c) Not Applicable

         (d) Not Applicable

         (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

         Powertel purchased 12,475 shares of the Series A Preferred Stock of EWV Holding Company, Inc. ("EWV") for approximately $125 million, pursuant to a stock purchase agreement dated May 30, 2000 between EWV (as assignee of Eliska Wireless Ventures I, Inc. ("Eliska Ventures")) and Powertel. As a result of this transaction, Powertel has a 49.9% equity interest and a 24.95% voting interest in EWV. In addition, Sonera B.V. and Eliska Wireless Investors I, L.P. ("Eliska Investors") entered into stock purchase agreements with EWV on May 30, 2000. Pursuant to these agreements, Sonera invested $75 million in EWV in exchange for 7.525 shares of its Series B Preferred Stock, and Eliska Investors invested $50 million in EWV in exchange for 5,000 shares of its common stock. Eliska Investors' investment was made by delivery of $1 million in cash and a $49 million promissory note secured by 4,900 of the shares purchased by Eliska Investors. Sonera has a 30.1% equity interest and 15.05% voting interest in EWV, and Eliska Investors has a 20% equity interest and 60% voting interest in EWV.

         Eliska Ventures was formed by EWV to acquire substantially all of the assets and certain of the liabilities of DiGiPH PCS, as described below. In connection with this acquisition, Powertel entered into a technical services agreement with Eliska Ventures for management, technical and consulting services. Pursuant to this agreement, Powertel will assist Eliska Ventures in marketing its services under the Powertel brand name, expanding distribution channels and increasing network coverage in the market areas covered by the Federal Communications Commission ("FCC") licenses to be acquired by Eliska Ventures.

         In connection with the formation of EWV and Eliska Ventures, Powertel has entered into separate Put Agreements with each of Sonera and Eliska Investors. Pursuant to the Put Agreement with Sonera ("Sonera Put Agreement"), Powertel has agreed that, from October 1, 2001 until June 30, 2002, Sonera may sell all of its interest in EWV to Powertel in exchange for 1,044,568 shares of Powertel's common stock. At any time, Powertel has a right of first offer on Sonera's stock in EWVin the event Sonera desires to sell such stock to a third party. Pursuant to the Put Agreement with Eliska Investors, Powertel has agreed that, from October 1, 2001 until October 30, 2001, Eliska Investors may sell its initial $1 million interest in EWVto Powertel in exchange for 13,928 shares of Powertel's common stock or $1.5 million in cash. In such an event, the remaining ownership interest of Eliska Investors in EWVwould be cancelled, subject to the receipt of regulatory approvals. In addition, if Eliska Investors has fully satisfied its obligations under the $49 million promissory note to EWV, Powertel has agreed that, from July 2, 2003 until July 31, 2003, Eliska Investors may exchange all of its interest in EWVfor shares of Powertel's common stock at fair market value. At any time, Powertel has a right of first refusal with respect to Eliska Investors' interest in EWV in the event that Eliska Investors desires to sell its stock to a third party.

         Sonera purchased 1,740,847 shares of Powertel's common stock pursuant to a Stock Purchase Agreement ("Sonera Stock Purchase Agreement") dated May 30, 2000, between Sonera and Powertel. The purchase price for the common stock is $71.80 per share, which was based on the average closing price of Powertel's common stock for the 20 trading days prior to May 30, 2000.

         Pursuant to an Asset Purchase Agreement dated May 30, 2000, Eliska Ventures acquired substantially all of the assets, business and operations of, and certain related liabilities of DigiPH Holder, Inc. ("Holding"), DigiPH Communication, Inc. ("Communication"), DiGiPH PCS, Inc. ("PCS") (Holding, Communication and PCS are collectively referred to as "DiGiPH PCS"), including the assignment of the FCC licenses held by PCS (the "Asset Acquisition"). The aggregate purchase price for the Asset Acquisition was $375 million, subject to adjustment upward or downward for certain performance and post-closing matters.

         The description set forth herein of the Sonera Put Agreement and the Sonera Stock Purchase Agreement are qualified in their entirety by reference to the full text of the documents related thereto, copies of which are filed as Exhibits to Powertel's Current Report on Form 8-K filed on June 16, 2000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. *Stock Purchase Agreement by and among Sonera, Ericsson Investments Limited and Ericsson Inc.

         2. *Agreement and Plan of Reorganization between VoiceStream and Powertel dated August 26, 2000 (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on August 31, 2000).

         3. *Agreement and Plan of Reorganization between DT and Powertel dated August 26, 2000 (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Powertel, Inc. filed on August 31, 2000).

         4. *Stockholder Agreement between VoiceStream and Sonera.

         5. *Stockholder Agreement between DT and Sonera.

         6. Stock Purchase Agreement dated May 30, 2000, between Powertel, Inc. and Sonera Holding B.V. (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powertel, Inc. filed on June 16, 2000).

         7. Put Agreement dated May 30, 2000, between Sonera Holding B.V. and Powertel, Inc. (Incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of Powertel, Inc. filed on June 16, 2000).

----------------------

*    Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2001                     SONERA CORPORATION


                                              By: [Sig]
                                                  ------------------------------





                                              SONERA HOLDING B.V.


                                              By: [Sig]
                                                  ------------------------------